EXHIBIT 99.5

Gammon Lake Resources Inc.

Consolidated Financial Statements
April 30, 2003 and 2002 (Unaudited)
July 31, 2002, July 31, 2001 and July 31, 2000

Contents

Page

Report of Independent Auditors	1

Consolidated Statements of Operations and Deficit	2

Consolidated Balance Sheets	3

Consolidated Statements of Cash Flows	4

Notes to the Consolidated Financial Statements	5-28

Grant Thorton LLP
Chartered Accountants
Management Consultants

Auditors’ Report

To the Shareholders of
Gammon Lake Resources Inc.

We have audited the consolidated balance sheets of Gammon Lake Resources Inc. as at July 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years ended July 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001, and the results of its operations and cash flows for the years ended July 31, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles

Halifax, Nova Scotia, Canada October 9, 2002, except to Note 3 which is as of November 1, 2002 and Note 17 which is as of July 14, 2003	Grant Thornton LLP Chartered Accountants

P.O.Box 426
Suite 1100
2000 Barrington Street
Halifax, Nova Scotia
B3J 2P8
T (902) 421-1734
F 902) 420-1068
E Halifax@GrantThornton.ca
W www.GrantThornton.ca
Canadian Member of Grant Thornton International

Gammon Lake Resources Inc. Consolidated Statements of Loss and Deficit (expressed in Canadian dollars)
	Nine Months Ended April 30, 2003	Nine Months Ended April 30, 2002	Year Ended July 31, 2002	Year Ended July 31, 2001	Year Ended July 31, 2000

	Unaudited	Unaudited

Interest income	$ 89,842	$ 19,537	$ 23,039	$ 108,703	$ 133,646
Management fees (Note 8(d))	270,000	30,000	120,000	--	--

	359,842	49,537	143,039	108,703	133,646

Expenses
Amortization	8,378	3,141	4,188	5,428	4,540
Foreign exchange gain	(2,815,052)	(143,000)	(83,000)	--	--
General and administrative	794,443	402,475	928,475	610,547	370,772
Management fees	38,392	27,000	30,000	36,000	36,000
Professional fees	1,785,567	740,377	1,382,699	947,027	552,728
Wages and benefits	148,793	57,262	88,338	70,253	64,222

	(39,479)	1,087,255	2,350,700	1,669,255	1,028,262

Earnings (loss) before write off	399,321	(1,037,718)	(2,207,661)	(1,560,552)	(894,616)

Write off of abandoned mineral
properties and related deferred
costs (Note 7)	--	--	--	(150,784)	(44,064)

Net earnings (loss)	$ 399,321	$(1,037,718)	$(2,207,661)	$(1,711,336)	$ (938,680)

Earnings (loss) per share
(Note 12)

Basic and diluted	$ 0.01	$ (0.04)	$ (0.09)	$ (0.12)	$ (0.06)

Deficit, beginning of period	$(6,101,694)	$(3,894,033)	$(3,894,033)	$(2,182,697)	$(1,244,017)

Net earnings (loss)	399,321	(1,037,718)	(2,207,661)	(1,711,336)	(938,680)

Deficit, end of period	$(5,702,373)	$(4,931,751)	$(6,101,694)	$(3,894,033)	$(2,182,697)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc. Consolidated Balance Sheets (expressed in Canadian dollars)
	April 30 2003	July 31 2002	July 31 2001

	(Unaudited)		(Restated) (Note 3)
Assets
Current
Cash and cash equivalents	$ 3,433,114	$ 6,398,305	$ 469,915
Receivables
Commodity taxes	556,871	190,489	653,796
Other	79,646	149,127	76,930
Prepaids	4,000	4,000	657

	4,073,631	6,741,921	1,201,298
Investment in affiliated company (Note 4)	500,000	--	--
Note receivable from affiliated company	809,045	--	--
(Note 5)
Capital assets (Note 6)	32,810	25,919	29,577
Mineral properties and related deferred costs	52,804,036	48,785,981	33,135,821
(Notes 7 and 8)

	$ 58,219,522	$ 55,553,821	$ 34,366,696

Liabilities
Current
Payables and accruals	$ 904,059	$ 168,788	$ 182,906
Long term debt (Note 9)	10,034,500	11,028,111	--
Future income taxes (Note 10)	10,050,000	11,417,000	10,552,000

	20,988,559	22,613,899	10,734,906

Shareholders' Equity
Capital stock (Note 11)	42,663,086	39,041,616	27,525,823
Contributed surplus (Note 11)	270,250	--	--
Deficit	(5,702,373)	(6,101,694)	(3,894,033)

	37,230,963	32,939,922	23,631,790

	$ 58,219,522	$ 55,553,821	$ 34,366,696

Nature of operations and going concern (Note 1)
Commitments and contingencies (Note 8)
Subsequent events (Note 18)

On behalf of the Board

(Sgd.) "Fred George" Director	(Sgd.) "Bradley Langille" Director

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Consolidated Statements of Cash Flows (expressed in Canadian dollars)
	Nine Months Ended April 30, 2003	Nine Months Ended April 30, 2002	Year Ended July 31, 2002	Year Ended July 31, 2001	Year Ended July 31, 2000

	Unaudited	Unaudited

Increase (decrease) in cash and cash equivalents

Operating
Net earnings (loss)	$ 399,321	$(1,037,718)	$(2,207,661)	$(1,711,336)	$ (938,680)
Amortization	8,378	3,141	4,188	5,428	4,540
Write off of abandoned mineral
properties and related
deferred costs	--	--	--	150,784	44,064
Foreign exchange gain	(2,815,052)	(143,000)	(83,000)	--	--
Stock option expense	1,147,250	--	--	--	--
Change in non-cash operating
working capital (Note 13)	438,370	(56,025)	373,650	(385,768)	(291,131)

	(821,733)	(1,233,602)	(1,912,823)	(1,940,892)	(1,181,207)

Financing
Net proceeds from issuance of
capital stock	2,744,470	2,063,138	8,915,793	4,507,389	7,573,461

Investing
Acquisition of investment	(500,000)	--	--	--	--
Acquisition of capital assets
(Notes 5 and 6)	(824,315)	(1,262)	(530)	(1,137)	(10,740)
Expenditures on mineral properties
and related deferred costs	(3,563,613)	(818,977)	(1,074,050)	(4,720,787)	(4,885,824)

	(4,887,928)	(820,239)	(1,074,580)	(4,721,924)	(4,896,564)

(Decrease) increase in cash and
cash equivalents	(2,965,191)	9,297	5,928,390	(2,155,427)	1,495,690

Cash and cash equivalents
Beginning of period	6,398,305	469,915	469,915	2,625,342	1,129,652

End of period (Note 13)	$ 3,433,114	$ 479,212	$ 6,398,305	$ 469,915	$ 2,625,342

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

1.	Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2.	Summary of significant accounting policies

Basis of presentation
These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company plus its wholly owned subsidiaries Gammon Lake Resources (NS) Incorporated , Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

The accounting principles used conform in all material respects to principles generally accepted in the United States of America except as disclosed in Note 17.

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those reported.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

2.	Summary of significant accounting policies (continued)

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs
Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

Long term investments
The Company accounts for its investment in a company over which it has significant influence using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Revenue recognition
Revenue is recognized, when: (i) persuasive evidence of an arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

Stock based compensation and change in accounting policy
Effective August 1, 2002, the Company adopted the recommendations of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise’s financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has chosen the latter alternative and the required pro forma information is presented in Note 11.

This policy has been adopted prospectively without retroactive application to financial statements of prior periods.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

2.	Summary of significant accounting policies (continued)

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate into the Company’s functional currency of Canadian dollars. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes
Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Earnings (loss) per common share
Earnings (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at April 30, 2003, no provision has been provided in the interim consolidated financial statements.

3.	Restatement of prior year

For the year ended July 31, 2002, the Company’s Mexican subsidiary (Gammon Lake de Mexico, S.A. de C.V.) issued restated financial statements for the year ended July 31, 2001 having determined that certain capitalized costs with respect to mineral properties and related deferred costs were not eligible to be deducted against future taxable income under Mexican tax law. The 2001 amounts presented for comparative purposes have been restated. This change had no effect on previously reported revenues, expenses, cash flows or loss per share.

The effect of the correction on the 2001 financial statements is as follows:

Increase
Mineral properties and related deferred costs	$10,552,000
Future income tax liability	$10,552,000

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

4.	Investment in affiliated company

The Company’s long-term investment, carried at equity, consists of 5,000,000 shares, representing a 50% subscribed interest in the issued and outstanding common shares of Mexgold Resources Inc. (“Mexgold”). Mexgold is a private junior natural resource issuer which holds a 100% interest in a single Mexican gold and silver mineral exploration property, known as the “Guadulupe Gold-Silver Project”. Mexgold has entered into a letter of intent to merge with Seven Clans Resources Inc., a public junior natural resource company listed on the TSX Venture Exchange (TSXV: SCR). Upon completion of this merger, which is subject to shareholder and regulatory approval, it is expected that the company will own 27.4% of the issued and outstanding shares of Mexgold Resources Inc. on a non-diluted basis.

5.	Note receivable from affiliated company

The note is receivable from Compania Minera Tecnica, S.A. de C.V., a company controlled by a Director, who is a nominee appointed by the Company’s board to represent its interests. The note is non-interest bearing with no fixed terms of repayment.

6.	Capital assets

	April 30, 2003 (Unaudited)			July 31 2002	July 31 2001

	Cost	Accumulated Amortization	Net Book Value	Net Book Value	Net Book Value

Computer equipment	$15,052	$ 5,556	$ 9,496	$ 2,136	$ 3,052
Exploration equipment	42,820	23,991	18,829	22,858	25,254
Furniture and equipment	6,943	2,458	4,485	925	1,271

	$64,815	$32,005	$32,810	$25,919	$29,577

Included in the nine month period ended April 30, 2003 were capital acquisitions in the amount of $809,045 for the acquisition of mining equipment, which were then sold to a company controlled by a Director (Note 5).

7.	Mineral properties and related deferred costs

For the nine month period ended April 30, 2003

	Balance July 31, 2001	Expenditures during the period	Balance April 30, 2002

Mexico
La Cuesta and Santa Maria	$ 1,063,448	$ --	$ 1,063,448
Ocampo	47,722,533	4,018,055	51,740,588

	$48,785,981	$ 4,018,055	$52,804,036

Included in current period expenditures are future income taxes of $454,442.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

7.	Mineral properties and related deferred costs (continued)

For the year ended July 31, 2002

	(Restated) (Note 3) Balance July 31, 2001	Expenditures during the period	Balance April 30, 2002

Mexico
La Cuesta and Santa Maria	$ 1,063,448	$ --	$ 1,063,448
Ocampo	32,072,373	15,650,160	47,722,533

	$33,135,821	$15,650,160	$48,785,981

During fiscal 2002, $2,600,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration and $11,111,111 of expenditures related to the Ocampo property were incurred for long term debt consideration. Included in current year expenditures are future income taxes of $865,000.

Year ended July 31, 2001

	(Restated) (Note 3) Balance July 31, 2000	Expenditures during the year	Writedown	(Restated) (Note 3) Balance July 31, 2001

Canada
Harrigan Lake	$ 44,508	$ 1,280	$ (45,788)	$ --
Lawrencetown	104,896	100	(104,996)	--

	149,404	1,380	(150,784)	--

Mexico
La Cuesta and
Santa Maria	1,063,448	--	--	1,063,448
Ocampo	13,763,676	18,308,697	--	32,072,373

	14,827,124	18,308,697	--	33,135,821

	$14,976,528	$ 18,310,077	$ (150,784)	$33,135,821

During the year, the Company abandoned certain mineral properties and the related costs were written-off. During the year, $6,300,000 of expenditures related to the Ocampo property were incurred for non-cash share consideration. Included in current year expenditures are future income taxes of $7,289,290.

8.	Commitments and contingencies

Option and joint venture agreements

a)	Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”)/Compania Minera Brenda, S.A de C.V. (“Brenda”)

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

8.	Commitments and contingencies (continued)

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfill the above conditions of the joint venture agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proved gold reserves.

The company has fulfilled all drilling and exploration expenditures required under the contract to acquire the remaining 40% interest. Fuerte Mayo has given the Company permission to contract with the underlying concession holder directly to obtain the remaining 40% interest in the property.

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Compania Minera Brenda S.A. de C.V. (“Minera Brenda”). The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000.

An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time.

b)	Minerales de Soyopa, S.A. de C.V. (“Soyopa”)

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 9.

Under the terms of the agreement, the 5,000,000 common shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

c)	Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

8.	Commitments and contingencies (continued)

d)	Bolnisi Gold NL (“Bolnisi”)

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi over certain areas of the Ocampo property.

A summary of the significant terms and conditions of the agreement are as follows:

i.)	Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period to assist with the Company’s general and administrative costs.

ii.)	Bolnisi will complete the feasibility study commenced by the Company.

iii.)	At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.

iv.)	Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production at a rate of not less that 1.25 million tonnes per annum. Bolnisi is responsible for all costs associated with putting the project into production.

iv.)	If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn in agreement will be null and void and the Company will retain 100% ownership of the properties.

vi.)	Bolnisi was granted a right of first refusal to develop the Company’s remaining properties.

A summary of the future commitments based on the above noted option and joint venture agreements at April 30, 2003 are set out in the following table:

Agreement	Consideration	Terms

Minera Fuerte Mayo, S.A. de C.V	US $211,526	Upon sale of the related property

Compania Minera Global, S.A. de C.V	US $1,000,000	Upon sale of the related property

Compania Minera, Brenda, S.A. de C.V	US $2,000,000	8% of net profits attributable to
related mining claims or upon sale
of the related property

Compania Minera, Brenda, S.A. de C.V	US $250,000	Upon a minimum proven reserve amount

9.	Long term debt

	April 30 2003	July 31 2002	July 31 2001

Soyopa loan, non-interest bearing,
translated to Canadian dollars at the
balance sheet date	$10,034,500	$11,028,111	$--

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;

ii.)	US $3,500,000 on or before November 23, 2007;

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

9.	Long term debt (continued)

iii.)	In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

10.	Income taxes

The following table reconciles the expected income tax expense (recovery) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the nine month periods ended April 30, 2003 and April 30, 2002, and the years ended July 31, 2002, 2001 and 2000.

	Nine Months Ended April 30, 2003	Nine Months Ended April 30, 2002	Year Ended July 31, 2002	Year Ended July 31, 2001	Year Ended July 31, 2000

Net earnings (loss)	$ 399,321	$(1,037,718)	$(2,207,661)	$(1,711,336)	$(938,680)
Income tax rate	42%	42%	43%	45%	45%

Expected income tax recovery	168,000	(436,000)	(949,000)	(772,000)	(424,000)
Statutory rate change	43,000	--	34,000	--
Temporary differences and	--	--	55,000	--
other	--
Income adjustment on
intercompany charge	--	--	(743,000)	--	--
Tax effect of foreign exchange
(gains) losses that are not
taxable for income tax	(1,186,000)	--	--	--	--
purposes
Valuation allowance	975,000	436,000	1,603,000	772,000	424,000

Provision for income taxes	$ --	$ --	$ --	$ --	$ --

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

10.	Income taxes (continued)

The following table reflects future income tax liabilities at April 30, 2003, July 31, 2002 and 2001.

	April 30, 2003	July 31, 2002	July 31, 2001

Accounting value of mineral properties and
related deferred costs in excess of tax value	$ 11,697,000	$ 12,756,000	$ 11,514,000
Deductible share issue costs	(442,000)	(442,000)	(201,000)
Non-capital losses carried forward	(3,637,000)	(3,024,000)	(2,366,000)

	7,618,000	9,290,000	8,947,000
Valuation allowance	2,432,000	2,127,000	1,605,000

Future income tax liabilities recognized	$ 10,050,000	$ 11,417,000	$ 10,552,000

At July 31, 2002, the Company’s fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company has non-capital losses of approximately $8,104,393 which are due to expire as follows, unless applied against future taxable income. The benefits of the Canadian losses have not been recognized in these consolidated financial statements.

	Canada	Mexico	Total
July 31, 2003	$ 7,357	$ --	$ 7,357
July 31, 2004	311,475	--	311,475
July 31, 2005	197,741	--	197,741
July 31, 2006	367,364	--	367,364
July 31, 2007	887,312	--	887,312
July 31, 2008	1,349,367	--	1,349,367
July 31, 2009	798,312	--	798,312
July 31, 2010	--	1,964,747	1,964,747
July 31, 2012	--	2,220,718	2,220,718

	$3,918,928	$4,185,465	$8,104,393

11.	Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

11.	Capital stock (continued)

Issued and outstanding:

	Number of Common Shares	Ascribed Value

Balance - July 31, 2000	17,646,003	$ 16,718,434

Issued during the year ended July 31, 2001:
Pursuant to joint venture and consulting agreements
Minera Fuerte Mayo, S.A. de C.V. (Ocampo Property)	1,000,000	1,300,000	(1)
Compania Minera Global S.A. de C.V. (Ocampo Property)	825,000	4,125,000	(1)
Compania Minera Global S.A. de C.V. (Ocampo Property)	175,000	875,000	(1)
For cash upon exercise of share purchase options	20,000	31,500
For cash upon exercise of warrants	14,063	35,158
For cash upon exercise of special warrants	1,000,000	5,000,000

Less: Share issue costs	--	(559,269)

Balance - July 31, 2001	20,680,066	$ 27,525,823

Issued during the year ended July 31, 2002:
Pursuant to joint venture agreement
Minerals de Soyopa, S.A. de C.V. (Ocampo property)	5,000,000	2,600,000	(1)
For cash pursuant to private placements	7,525,000	7,737,000
For cash upon exercise of share purchase options	1,155,000	760,000
For cash upon exercise of special warrants	519,250	233,662
For cash upon exercise of share purchase warrants	1,410,700	951,956
For cash upon exercise of compensation warrants	163,750	99,888

Less: share issue costs	--	(866,713)

Balance - July 31, 2002	36,453,766	$ 39,041,616

Issued during the nine month period ended April 30, 2003:
For cash upon exercise of share purchase options	755,500	825,800
For cash upon exercise of share purchase warrants	1,511,450	1,508,082
For cash upon exercise of compensation warrants	293,750	410,588
Pursuant to agreement for professional services
and exercise of share purchase options	900,000	877,000	(1)

Balance - April 30, 2003	39,914,466	$ 42,663,086

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

11.	Capital stock (continued)

(1)	Pursuant to various agreements, the Company issued shares at a fixed price per share, representing the trading price at the date the agreement was negotiated

Escrow shares
As at April 30, 2003, 1,123,976 (July 31, 2002 – 3,966,926) (July 31, 2001 – 4,960,900) common shares issued to promoters of Gammon Lake Resources Inc. and other investors are held in escrow and will be released subject to certain regulatory approvals.

Share purchase warrants
A summary of the 2,849,600 outstanding warrants to purchase common shares as at April 30, 2003 is as follows:

Number of Common Shares Under Warrant	Expiration Date	Exercise Price

738,000	October 9, 2003	$0.65
2,111,600	November 30, 2003	$1.50

During the nine month period ended April 30, 2003, 100,000 share purchase warrants expired.

Compensation warrants
With respect to a private placement offering of October 12, 2001, the Company granted 197,500 non-assignable broker’s options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitled the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003. By April 30, 2003, all of these compensation warrants had been exercised.

With respect to a private placement of May 31, 2002, the Company granted 260,000 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit for $1.50 per unit. Each unit consists of one common share and one half of a common share purchase warrant. Each purchase warrant entitles the underwriter to acquire one common share of the Company at $1.50 per share. By April 30, 2003 all of these compensation warrants and common share purchase warrants had been exercised.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

11.	Capital stock (continued)

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 9,125,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 8,953,300 options have been granted pursuant to the Company’s stock option plan of which 4,382,300 have been exercised or have expired. Set forth below is a summary of the outstanding options to purchase common shares as at April 30, 2003.

Holder	Number of Shares Under Option	Expiration Date	Exercise Price

Director	40,000	January 31, 2005	$2.40
Directors	490,000	April 25, 2006	$ 1.50
Consultants and employees	38,000	April 25, 2006	$ 1.50
Directors	360,000	September 26, 2006	$ 0.50
Consultants	60,000	September 26, 2006	$ 0.50
Directors	400,000	January 18, 2007	$ 0.70
Consultants	100,000	March 1, 2007	$ 0.90
Officers	150,000	February 7, 2007	$ 0.75
Consultants	75,000	February 7, 2007	$ 0.75
Directors	700,000	March 15, 2007	$ 0.80
Consultants	648,000	March 15, 2007	$ 0.80
Consultants	35,000	April 24, 2007	$ 1.30
Consultant	300,000	May 21, 2007	$ 1.60
Consultant	25,000	June 25, 2003	$ 2.00
Directors	1,150,000	October 9, 2007	$ 1.01

	4,571,000

Fixed Options	Nine Month Period Ended April 30, 2003			Year Ended July 31, 2002			Year Ended July 31, 2001

	Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price		Shares	Weighted Average Exercise Price

Outstanding, beginning of
period	4,576,500	$ 0.98		1,111,500	$ 1.64		441,000	$ 1.52
Granted	1,650,000	$ 1.01		4,720,000	$ 0.80		690,500	$ 1.50
Expired	--	--		(100,000)	$(2.0	0)	--	--
Exercised	(1,655,500)	$(1.0	4)	(1,155,000)	$(0.6	6)	(20,000)	$(1.5	8)

Outstanding, end of period	4,571,000	$ 0.97		4,576,500	$ 0.98		1,111,500	$ 1.64

Options exercisable, end of
period	4,571,000	$ 0.97		2,371,500	$ 1.04		1,111,500	$ 1.64

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

11.	Capital stock (continued)

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 1,150,000 options granted under the Plan since July 31, 2002 been determined on the basis of the fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation the Company’s pro forma net earnings and earnings per share for the nine month period ended April 30, 2003 would have been as follows:

	Net Earnings (loss)	Earnings (loss) Per Share
As reported	$ 399,321	$ 0.01
Pro forma
2 years	$(222,254)	$(0.0	1)
5 years	$(485,949)	$(0.0	1)

Due to uncertainty of the expected life of the options granted during the nine month period ended April 30, 2003, the Company has provided a range for expected option life based on management’s best estimate. For purposes of the calculations on the foregoing table, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

	2 Year	' 5 Year
Dividend yield	0%	0%
Expected volatility	100%	100%
Risk free interest rate	3.33%	4.2%
Expected life	2 years	5 years

During the nine month period ended April 30, 2003, 500,000 options were granted to a consultant which has been based on the fair value of the options on the date granted. For the purposes of this calculation, the fair value of options was estimated using an expected life of two years. As a result, $270,250 was recorded as professional fees and contributed surplus.

12.	Earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the nine month period ended April 30, 2003 of 34,540,142, (April 30, 2002 – 25,918,288) (July 31, 2002 – 23,946,982) (July 31, 2001 – 14,795,077) (July 31, 2000 – 14,684,827). Escrow shares are not included in the weighted average number of shares outstanding.

Diluted earnings (loss) per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate. The diluted earnings (loss) per share is based on the diluted weighted-average number of shares outstanding during the nine months ended April 30, 2003 of

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

12.	Earnings (loss) per share (continued)

37,412,919. The diluted weighted-average number of shares for the year ended July 31, 2002, 2001 and 2000 were not presented, as all factors are anti-dilutive.

13.	Supplemental cash flow information

	Nine Months Ended April 30, 2003	Nine Months Ended April 30, 2002	Year Ended July 31, 2002	Year Ended July 31, 2001	Year Ended July 31, 2000

Change in non-cash
operating working
capital
Receivables	$(296,901)	$(36,305)	$ 391,110	$(309,271)	$(366,923)
Prepaids	--	(1,794)	(3,343)	11,869	(680)
Payables and accruals	735,271	(17,926)	(14,117)	(88,366)	76,472

	$ 438,370	$(56,025)	$ 373,650	$(385,768)	$(291,131)

The Company had transactions for non-cash consideration as described in notes 7 and 11.

Interest and income
taxes paid
Interest	Nil	Nil	Nil	$1,487	$4,084

Income taxes	Nil	Nil	Nil	$1,004	$ 250

	April 30 2003	July 31, 2002	July 31, 2001

Cash and cash equivalents consists of:
Cash on hand and balances with banks	$ 933,479	$1,398,305	$ 79,915
Temporary money market instruments	2,499,635	5,000,000	390,000

	$3,433,114	$6,398,305	$469,915

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

14.	Related party transactions

The Company paid the following amounts to Directors and companies controlled by Directors:

	Nine Months Ended April 30, 2003	Nine Months Ended April 30, 2002	Year Ended July 31, 2002	Year Ended July 31, 2001	Year Ended July 31, 2000

Management fees	$ 38,392	$ 27,000	$ 30,000	$ 36,000	$ 36,000
Mineral property	79,107	34,615	39,808	46,731	43,269
expenditures
Promotional fees	--	34,538	34,615	44,000	44,000
Professional fees	122,301	290,237	516,722	356,100	115,800

	$239,800	$386,390	$621,145	$482,831	$239,069

At April 30, 2003 the Company had bonuses payable to directors of $100,000.

During the period, the Company sold equipment to a company controlled by a Director in exchange for a note receivable in the amount of $809,045 (Note 5).

15.	Financial instruments

At April 30, 2003, the Company’s financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos and the Company’s long term debt is denominated in United States dollars and are translated at the period end based on the Company’s accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.

The Company estimates that the fair value of its cash and cash equivalents, receivables, investment in affiliated company and payables approximate their carrying values. There is no satisfactory market for the Company’s long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.

16.	Comparative figures

Certain of the comparative figures for July 31, 2002, 2001 and 2000 have been reclassified to conform to the financial statement presentation adopted for April 30, 2003.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

17.	Differences between Canadian and U.S. generally accepted accounting principles

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with Canadian GAAP. Set out below are the material adjustments to net earnings (loss) for each of the periods ending April 30, 2003, July 31, 2002, 2001, and 2000 and to shareholders’ equity at April 30, 2003, July 31, 2002, 2001 and 2000 in order to conform to accounting principles generally accepted in the United States (U.S. GAAP).

Statement of loss:

	Nine Month Period Ended April 30 2003 (Unaudited)	Nine Month Period Ended April 30 2002 (Unaudited)	Year Ended July 31 2002	Year Ended July 31 2001	Year Ended July 31 2001

Net earnings (loss) for the year based on
Canadian GAAP	$ 399,321	$(1,037,718)	$(2,207,661)	$(1,711,336)	$ (938,680)
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves a)	(4,002,855)	(1,070,824)	(1,059,799)	(2,656,934)	(3,928,765)
Future income taxes relating to deferred
exploration costs a)	454,442	343,000	339,000	850,000	1,257,000
Amortization of mineral rights a)	(4,779,850)	--	--	--	--
Future income tax relating to the
amortization of mineral rights a)	1,172,669	--	--	--	--
Foreign exchange gain on future income
taxes liability previously expensed	(381,000)	--	--	--	--
Adjustment for exploration costs on
abandoned properties b)	--	--	--	150,784	44,064
Stock based compensation c)	--	(1,744,987)	(1,759,925)	(361,083)	(664,558)
Interest expense on long term debt
adjusted to fair value f)	(660,965)	(284,344)	(449,227)	--	--
Foreign exchange gain on adjusted
long term debt f)	(334,231)	(48,147)	(27,946)	--	--

Net loss for the year based on U.S. GAAP	$(8,132,469)	$(3,843,020)	$(5,165,558)	$(3,728,569)	$(4,230,939)

Loss per share, basic and diluted	$ (0.24)	$ (0.15)	$ (0.22)	$ (0.25)	$ (0.29)

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

17.     Differences between Canadian and U.S. generally accepted accounting principles (continued)

Shareholders’ equity:

	April 30 2003	July 31 2002	July 31 2001

Shareholders' equity based on
Canadian GAAP	$ 37,230,963	$ 32,939,922	$ 23,631,790
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves a)	(14,750,411)	(10,747,556)	(9,687,757)
Future income taxes relating to deferred
exploration costs a)	3,830,442	3,376,000	3,037,000
Amortization of mineral rights a)	(4,779,850)	--	--
Future income taxes relating to the
amortization of mineral rights a)	1,172,669	--	--
Foreign exchange gain on future income
taxes liability previously expensed
with exploration costs a)	(381,000)	--	--
Adjustment for exploration costs on
abandoned properties b)	194,848	194,848	194,848
Interest expense on long term debt
adjusted to fair value f)	(1,110,192)	(449,227)	--
Foreign exchange gain on fair value
adjusted long term debt f)	(362,177)	(27,946)	--

Shareholders' equity under U.S. GAAP	$ 21,045,292	$ 25,286,041	$ 17,175,881

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S. GAAP.

1)   Mineral properties and related deferred costs

	April 30 2003	July 31 2002	July 31 2001

Canadian GAAP	$ 52,804,036	$ 48,785,981	$ 33,135,821
Deferred exploration costs
prior to the establishment of proven and
probable mineral reserves a)	(14,750,411)	(10,747,556)	(9,687,757)
Amortization of mineral rights	(4,779,850)	--	--
Adjustment for exploration costs on abandoned
properties b)	194,848	194,848	194,848
Adjustment for mineral property purchase
at fair value f)	(3,713,090)	(3,713,090)

U.S. GAAP	$ 29,755,533	$ 34,520,183	$ 23,642,912

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

17.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

2)   Long term debt

	April 30 2003	July 31 2002	July 31 2001

Canadian GAAP	$ 10,034,500	$ 11,028,111	--
Adjustment of long term debt to fair value f)	(3,713,090)	(3,713,090)	--
Interest payable on long term debt
adjusted to fair value f)	1,110,192	449,227	--
Foreign exchange gain on fair value
adjusted long term debt f)	362,177	27,946	--

U.S. GAAP	$ 7,793,779	$ 7,792,194	--

3)   Future income taxes

	April 30 2003	July 31 2002	July 31 2001

Canadian GAAP	$ 10,050,000	$ 11,417,000	$ 10,552,000
Future income taxes relating to deferred
exploration costs	(3,830,442)	(3,376,000)	(3,037,000)
Future income taxes relating to the amortization
of mineral rights a)	(1,172,669)	--	--
Foreign exchange gain on future income tax
liabilities previously expensed a)	381,000	--	--

GAAP	$ 5,427,889	$ 8,041,000	$ 7,515,000

a)	Mineral properties and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

17.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

a)	Mineral properties and related deferred costs (continued)

The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under United States GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized. Prior to August 1, 1999, the Company had capitalized $3,102,058 which is expensed for U.S. GAAP purposes.

Further, pursuant to FAS 142, effective August 2002, the costs of acquiring mineral rights are considered to be intangible assets with finite lives and under US GAAP must be amortized over the useful life of the mineral right. Accordingly, the Company has commenced amortizing the mineral rights over their estimated useful lives of 6 years commencing August 1, 2002.

b)	Adjustment for exploration costs on abandoned properties

The Company accounts for mineral properties and related deferred expenditures as described in item (a). During the years ended July 31, 2001 and 2000, $150,784 and $44,064 respectively was written-off as the development was not considered economically feasible and therefore abandoned. Under U.S. GAAP these costs would have been expensed in a prior period. The write-off of the mineral rights under U.S. GAAP would be included in the expenses and the sub-total loss before write-off would not be permitted.

c)	Stock-based compensation

The Company accounts for its stock based compensation under US GAAP in accordance with APB25 (intrinsic value method) for employees and FAS No. 123 (fair value method) for non-employees. Under Canadian GAAP, stock options granted to employees and non-employees prior to August 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to August 1, 2002, under Canadian GAAP stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method.

Prior to August 1, 1999, the Company had issued stock options to non-employees with a total fair value of $180,613 which is expensed for U.S. GAAP purposes.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

17.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

c)	Stock-based compensation (continued)

If the Company had accounted for its stock-based compensation plan for employees under FAS No. 123, the pro forma impact would have been as follows:

	Nine Month Period Ended April 30 2003	Nine Month Period Ended April 30 2002	Year Ended July 31 2002	Year Ended July 31 2001	Year Ended July 31 2001

Net loss for the year based on U.S. GAAP	$ 8,132,469	$ 3,843,020	$ 5,165,558	$ 3,728,569	$ 4,230,939
Expense under FAS No. 123	885,270	309,874	309,874	300,034	51,933

Pro forma net loss	9,017,739	4,152,894	$ 5,475,462	$ 4,028,603	$ 4,282,872

Pro forma loss per share:
Basic and diluted	$ (0.26)	$ (0.16)	$ (0.23)	$ (0.27)	$ (0.29)

The Company estimated the fair value of options granted in 2003, 2002, 2001, and 2000 using the Black-Scholes option price model and used the following assumptions:

	Nine Month Period Ended April 30 2003	Nine Month Period Ended April 30 2002	Year Ended July 31 2002	Year Ended July 31 2001	Year Ended July 31 2001

Risk free interest rate	4.2%	4.0%	4.0%	5.1%	6.2%
Expected life of options	5 years	1.9 years	1.9 years	2.5 years	2.3 years
Expected volatility of the
Company's share price	100	118.4	118.7	99.9	65.5
Expected dividend yield	--	--	--	--	--

Weighted average fair value of options granted	0.77	0.42	0.44	0.95	1.31

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

17.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

d)	Statements of cash flows

As a result of the treatment of mining interests under item (a) above, cash expended for exploration costs would be classified as operating rather than investing, resulting in the following totals.

	Nine Month Period Ended April 30 2003	Nine Month Period Ended April 30 2002	Year Ended July 31 2002	Year Ended July 31 2001	Year Ended July 31 2001

Cash provided by (used in) operations	$(4,370,146)	$(1,961,426)	$(2,633,622)	$(3,747,826)	$(3,852,972)

Cash used in investing	$(1,339,515)	$ (92,415)	$ 353,781	$(2,914,990)	$(2,224,799)

e)	Comprehensive income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for US GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

f)	Fair value of long term debt

In consideration for the Soyopa claims acquired in November, 2001 (Note 8(b)), the Company entered into a non-interest bearing loan agreement as disclosed in Note 9. Under Canadian GAAP, this loan has been presented at its face value of US $7,000,000. Under US GAAP, interest must be imputed on this loan in accordance with APB 21. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the company’s mineral properties accordingly. During the periods subsequent to November, 2001, the interest imputed on the loan is recorded as a period expense.

g)	Recent accounting pronouncements

Foreign currency and hedging

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s years ending on or after August 1, 2003. Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

17.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

g)	Recent accounting pronouncements (continued)

guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the Unites States of America (“U.S. GAAP”). The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

•	a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;
•	a long-lived asset can only be classified as held for sale if certain criteria are met;
•	an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;
•	a loss recognized on classification of an asset as held for sale does not include future operating losses;
•

discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;

•	the income statement display of discontinued operations is unchanged from previous display; and
•	various disclosures related to the disposal of long-lived assets is required.

The Company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee’s services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP and U.S. GAAP.

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

17.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

Costs associated with exit or disposal activities (continued)

an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity’s commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). The Company is currently assessing the impact of FAS 146 and EIC Abstract 135 on its financial position and results of operations.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after January 31, 2003 must be consolidated immediately. VIE’s existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has not yet determined whether it has any VIE’s which will require consolidation.

Derivatives and hedging activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No.

133; clarifies when a derivative contains a financing component; amends the definition of an underlying to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
(expressed in Canadian dollars)
For the Nine Months Ended April 30, 2003 and 2002 (Unaudited) and for the Years Ended July 31, 2002,
2001 and 2000

17.	Differences between Canadian and U.S. generally accepted accounting principles (continued)

Derivatives and hedging activities (continued)

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on August 1, 2003 and will adopt the provisions of CICA EIC 128 on July 1, 2003 and is currently assessing the impact, if any, that the adoption of SFAS No, 149 will have on its results of operations and financial position.

Liabilities and equity

On May 15, 2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the Statement on August 1, 2003. The Company is currently assessing the impact of the new standard.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.

18.	Subsequent event

The Company has obtained a collateral lien as security on the note receivable from affiliated company.